October 20, 2011
QMM: NYSE Amex
QTA: TSX Venture
NR-26-11

QUATERRA ANNOUNCES TWO PROPERTIES ADDED TO GOLDCORP IFA

Drilling planned during fourth quarter 2011

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that Goldcorp Inc. has elected to include two properties recently acquired by the Company under the terms of the Investment Framework Agreement (IFA) signed by the two companies early in 2010.

  The El Calvo gold property covers 5,830 hectares located in the Altiplano region of the central Mexican state of San Luis Potosí. Multiple sediment-hosted gold targets have been identified by mapping and sampling over a four square kilometer area within an isolated block of sedimentary rocks rising about 150 meters above a flat plain of post-mineral cover. El Calvo sedimentary rocks include favorable lithologic units that host disseminated/stockwork gold mineralization in the Camino Rojo and Peñasquito gold deposits about 100 and 150 kilometers north, respectively. Drilling will begin at the San Jose target within the next month.

  The Microondas gold-silver property consists of 9,057 hectares in Zacatecas State, Mexico, located within the Fresnillo silver trend that has produced several billion ounces of silver (see Quaterra news release dated July 4, 2011). The property is easily accessible by paved highways connecting to the city of Zacatecas, 120 kilometers to the southeast and to the town of Rio Grande, 15 kilometers to the northeast. The initial target is a 1.4 square kilometer area with widespread argillic alteration prospective for a high sulfidation type precious metal system. Quaterra’s surface sampling produced gold values from trace to 0.3 g/tonne and silver values from trace to 29 g/tonne, along with strongly anomalous arsenic, antimony and mercury. Quaterra plans to begin drilling in early November 2011.

Progress on other prospects under the Goldcorp IFA is summarized below:

The Sierra Sabino project is in San Luis Potosí State, Mexico, about 120 kilometers south of Goldcorp’s Peñasquito mine. It is prospective for intrusive-related precious and base metal mineralization and is an Advanced Project as defined in the Goldcorp IFA. A total of 16 core holes have been drilled, primarily to evaluate a northwesterly-trending zone of anomalous gold geochemistry related to jasperoid and silicified limestone close to the western contact of a quartz porphyry stock. None of the 15 holes drilled within this zone intersected significant gold mineralization. One hole drilled into the contact of the quartz porphyry intrusive contains a 24 meter zone beginning at 388 meters of semi-massive to massive sulfide skarn averaging .0021 opt Au; 1.67 opt Ag; 0.33% Cu; 0.1% Pb; 0.23% Zn; 631 ppm W and 12 ppm Mo. Data evaluation is in progress to determine if additional work is warranted.

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The Americas project is located in southern Durango State, close to its border with Zacatecas State and near the small village of Doce de Diciembre. Recent work has focused on the area in and around the Marimar vein, where core hole AMD-03 intersected 2.5 meters averaging 222 g/tonne silver, beginning at a downhole depth of 85.75 meters. As a deeper test, a second drill hole, AMD-11, was drilled in the same plane and below AMD-03. It intersected 1.29 meters of 83 g/tonne silver beginning at a downhole depth of 644 meters. Additional mapping and data review suggest that the most prospective search depth will be within the top 150 meters of the vein. A drilling program will begin in November to test the Marimar vein and a nearby vein swarm for near surface precious metal mineralization.

The Santo Domingo project is a copper-gold system hosted by both sedimentary rocks and a quartz porphyry intrusive. It is located about 120 kilometers west-northwest of Durango in Durango State. Seven widely spaced core holes have been drilled during 2011 to test a number of geochemical and geophysical anomalies. Although low-grade copper mineralization is widespread, no ore grade mineralization has been encountered. Two additional holes will be drilled this year to test structures with anomalous gold and silver geochemistry.

Other prospects. The Tecolotes mining concession consists of approximately 11,000 hectares and is located in the southeastern corner of the state of Durango. Geologic mapping, ground geophysical surveys and geochemical sampling have identified three targets on the property. The targets appear to be favorable for sediment-hosted gold-silver-base metal mineralization with potential for both open pit and underground type mining. It is expected that an initial drilling program will commence before the end of 2011 depending on drill availability.

Dr. Thomas Patton is the qualified person responsible for the preparation of this news release.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or base metal, precious metal or uranium deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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